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Principal
  Financial                                          Principal Life
  Group                                              Insurance Company

                                                     Princor Financial
                                                     Services Corporation


October 24, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street, NW
Washington D.C. 20549

RE: Principal Life Insurance Company Variable Life Separate Account Principal Variable Universal Life Income II
         Initial Registration Statement on Form N-6

Enclosed herein is an initial registration statement on Form N-6 for Principal Variable Universal Life Income II Insurance Policy. This product is based on product number 333-115269, which was originally filed on May 7, 2004. Principal Variable Universal Life Income II Insurance Policy will be issued by Principal Life Insurance Company and distributed by Princor Financial Services Corporation.

This product offers all the riders available under product number 333-115269; however, this product does not offer the supplement benefit rider available under product number 333-115269.

A filing for this product was accepted on EDGAR on October 5, 2007 (file number 333-146532 and accession number 0000898745-07-000156, hereinafter, "the October 5 filing"). Because the October 5 filing erroneously omitted appropriate delaying language, a registration withdrawal request was filed on EDGAR. The registration withdrawal request was accepted on EDGAR on October 23, 2007 (accession number 0000812797-07-000019).

The content of the filing enclosed herein is identical to the October 5 filing with the following exceptions: transmittal letter, facing page, signature pages (new dates), and powers of attorney (new dates). The facing page now contains the following additional paragraph:

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

We understand that the registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this filing.

Sincerely,

/s/Jennifer Mills

Jennifer Mills
Registered Product Development Consultant
515-235-9154



Principal Investors Fund, Inc. distributed by and securities fofered through Princor Financial Services Corporation, (800) 247-4123, FAX (515) 248-4745, member SIPC. Princor and Principal Life are members of the Principal Financial Group, Des Moines, iA 50392.